

Mail Stop 3233

April 8, 2016

<u>VIA E-MAIL</u>
Marek Bakun
Executive Vice President and Chief Financial Officer
The St. Joe Company
133 South WaterSound Parkway
WaterSound, FL 32413

      Re: **The St. Joe Company**
               Form 10-K for the fiscal year ended December 31, 2015
               Filed March 3, 2016
               File No. 001-10466

Dear Mr. Bakun:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>2. Significant Accounting Policies, page F 10</u>

<u>Revenue Recognition, page F 10</u>

1.   We note that you have determined you are the principal in your vacation rental business as you have sole discretion in establishing prices and provide the majority of services to the guests. Please provide us with a detailed analysis of your vacation rental business and your principal vs agent determination, in accordance with ASC 605-45. Your response should discuss all indicators of gross and net reporting, weight placed on each indicator, and explanations of the facts and circumstances relied upon in placing more weight upon one indicator versus another.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3468 if you have any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Off ice of Real Estate and
Commodities